August 8, 2008
Mr. Jim Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 03-09
Washington, D.C. 20549
Via EDGAR

Re:	FBL Financial Group, Inc. Form 10-K for the fiscal year ended December 31, 2007 Filed February 25, 2008 File No. 1-11917
Dear Mr. Rosenberg:
This letter is in response to the SEC staff’s comment letter dated July 28, 2008. Set forth below are FBL Financial Group, Inc.’s responses to the comments raised in your letter. For your convenience, we have provided each of your numbered comments followed by our responses. References throughout this letter to “we” and “our” are to FBL Financial Group, Inc.
Form 10-K for the fiscal year ended December 31, 2007
Item 8. Consolidated Financial Statements and Supplementary Data — Notes to Consolidated Financial Statements — 1) Significant Accounting Policies — Investments — Market Values, page 82
1.	Although you state that you take full responsibility for the reasonableness of all market value estimates, your disclosure indicates that the pricing service providers are used to obtain market values for nearly all fixed maturity securities. While you are not required to indicate or infer that the pricing service providers determine fair value, when you do, you must also disclose their name. If you include the name in or incorporate it by reference into a 1933 Securities Act filing, you will also need to include the consent of the pricing service providers.

Please further describe the techniques and disclose the assumptions used to determine fair value for these investments and validation procedures you use to ensure the accuracy of the models used. In particular, describe “matrix pricing” and its application with regard to your securities.

Division of Corporation Finance
Mr. Jim Rosenberg
August 8, 2008

Response:
In future filings we will remove reference to independent pricing sources. Our disclosure regarding the determination of market values for fixed maturity securities in Note 1, “Significant Accounting Policies”, will be revised to read as follows beginning with our Form 10-K for the year ending December 31, 2008:
Market Values
Market values of fixed maturity securities are based on quoted market prices, where available in active markets. Market values of fixed maturity securities that are not actively traded are estimated using valuation models that vary by asset class. The models use discounted cash flow analysis to estimate market value. The key inputs into the models are expected cash flows and an assumed discount rate for each security. Cash flows are estimated based on the terms of the underlying security including call and prepayment provisions, risk of default and interest rate scenarios. The discount rate is determined by adding a spread to a benchmark interest rate curve such as the Treasury curve or interest rate swap curve. The appropriate spread to use in the pricing process is determined through reference to various market sources including reported trades of similar securities, broker/dealer quotes, issuer spreads, bids, offers and benchmarking of like securities. In addition, for each type of security, information regarding relevant credit information, perceived market movements and sector news is integrated into the pricing process. Certain fixed maturity securities with a market value totaling $86.8 million at December 31, 2007 and $296.8 million at December 31, 2006 are valued using an enhanced matrix calculation assuming a spread over U.S. Treasury bond yields. Such matrix pricing is a broad approach to determine pricing spreads when more specific market information is not readily available. Spreads used in matrix pricing are stratified based on security ratings and terms to maturity using overall market conditions. These spreads are adjusted, as appropriate, for specific variations in the credit quality and expected cash flows of the security. The market values for all securities are reviewed for reasonableness by comparison to values for similar securities and in consideration of overall market conditions.
Our disclosure regarding the determination of market values for fixed maturity securities in Note 4, “Fair Values of Financial Instruments”, and in Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Significant Accounting Policies and Estimates”, will also be revised to exclude the reference to independent pricing sources and will be changed to refer to the description noted above beginning with our Form 10-K for the year ending December 31, 2008.
Schedule 14A
2.	It appears that you have not provided the table required by Item 201(d) of Regulation S-K regarding securities authorized for issuance under equity compensation plans. Please revise to include the table or explain to us why you have not included it.

Division of Corporation Finance
Mr. Jim Rosenberg
August 8, 2008

Response:
The information required by Item 201(d) of Regulation S-K is as follows:

EQUITY COMPENSATION PLAN INFORMATION
The following table provides information about our Class A common stock that may be issued upon the exercise of options, warrants and rights, or granted as restricted stock, under our existing equity compensation plans, as of December 31, 2007. These plans include a stock compensation plan, a deferred compensation plan for executives and a deferred compensation plan for directors. Details regarding these plans can be found in Notes 1 and 9 to the consolidated financial statements.

(c) Number of
Securities
Remaining
	(a) Number of		Available for
	Securities to be	(b) Weighted	Future Issuance
	Issued Upon	Average Exercise	Under Equity
	Exercise of	Price of	Compensation
	Outstanding	Outstanding	Plans (Excluding
	Options,	Options,	Securities
	Warrants and	Warrants and	Reflected in
Plan Category	Rights	Rights	Column (a))

Equity compensation plans approved by shareholders:
Stock compensation plan	2,260,597	$27.54	4,409,078	(1)
Executive deferred compensation plan	19,600		230,400
Director deferred compensation plan	46,846		50,369

Total	2,327,043		4,689,847

Equity compensation plans not approved by shareholders:	None	None	None

(1)	The stock compensation plan also permits the grant of restricted stock and other forms of equity, without limiting the number of shares which may be subject to any one kind of grant. The Company has granted 328,006 restricted shares beginning in 2004, of which at December 31, 2007 40,667 have vested, 30,798 have been forfeited, and 256,541 remain subject to forfeiture if performance targets are not met. See, “Compensation Discussion and Analysis, — Long Term Incentives; Options and Restricted Stock” from the Company’s definitive proxy statement dated March 31, 2008.

The information noted above was excluded from Item 5 of our 2007 Form K and from Schedule 14A, our proxy statement dated March 31, 2008, due to an oversight. However, as noted above, all of the equity compensation plans have been approved by shareholders. In addition, essentially all the information included in the table and footnote above is included in Note 9, “Retirement and Compensation Plans — Stock Compensation Plans”, to the consolidated financial statements. For these reasons, we do not believe the filing of an amended Form 10-K or proxy statement including this table is necessary. We will include the information required by Item 201(d) of Regulation S-K as a part of Item 5 in all future filings under Form 10-K.
*************

Division of Corporation Finance
Mr. Jim Rosenberg
August 8, 2008

The Company acknowledges that:
•	we are responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe that these responses have addressed the issues raised in the comment letter. However, should you require additional information, please do not hesitate to contact me at (515) 225-5631 or Don Seibel, Vice President-Finance, at (515) 226-6399.
Sincerely,
By: /s/ James P. Brannen
James P. Brannen
Chief Financial Officer